July 20, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Scot Foley

SEC Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Unique Underwriters, Inc.

5650 Colleyville Blvd,

Colleyville, Texas 76034

PH: 817-281-3200

Re:	Unique Underwriters, Inc.

Amendment No. 10 to Registration Statement on Form S-1

Filed July 3, 2012

File No. 333-172850

Dear Mr. Foley:

This letter is submitted on behalf of Unique Underwriters, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed March 16, 2011, Registration No. 333-172850) (the “S-1 Registration Statement”), as set forth in your letter to Mr. Sam Wolfe dated July 16, 2012. We are filing via EDGAR Amendment No. 10 to the S-1 Registration Statement (“Amendment No. 10”) in response to the Staff’s comments. For reference purposes, the text of your letter dated July 16, 2012 has been reproduced herein, with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 10 that have been revised in response to the comment.

Comment Responses:

General

1. Your first response is to a comment that we did not issue to you. In future response letters, please be sure to not include this “comment” and response.

RESPONSE: - We have deleted this “comment” and response.

 2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: - We do not have any written materials to provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors nor do we have any research reports about the Company that are published or distributed in reliance upon section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in this offering.

Prospectus Summary, page 5

3. On pages 6 and 26, you disclose different percentages of total revenue that lead rental revenue from agents represents as of the nine month period ending on March 31, 2012.

Please revise your disclosure to remove the inconsistency.

RESPONSE: - We have revised the disclosure on page 6 to reflect that the lead rental revenue from agents represents 28 percent of total revenue as of the nine month period ending March 31, 2012.

Risk Factors

“The Company is currently contracted with a Competitor to Utilize the Competitor’s Designated

Carrier Network . . .,” page 11

4. Please amend this risk factor to state that you have only one direct agreement with a carrier and that all your other carrier relationships derive from your agreement with your competitor and that you are contractually able to offer those products only while representing yourself as an agent of Educator Group Plans d/b/a Equita Mortgage Group. Further, please amend your sub-caption to clearly state that you are currently dependent upon this relationship for most of your product offerings.

 RESPONSE: - We have amended and added the following disclosures to the risk factor and subcaption on page 11 to read as follows:

•	The Company is an independent contractor and agent of Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services Inc (collectively sometimes referred to herein as “Equita”); however, we have only one direct agreement with a carrier and all of our carrier relationships derive from our agreement with our competitor, Equita, and we are contractually able to offer those products only while representing ourselves as an agent of Equita.

THE COMPANY IS CURRENTLY CONTRACTED WITH A COMPETITOR TO UTILIZE THE COMPETITOR’S DESIGNATED CARRIER NETWORK, LEAD GENERATION AND OPERATIONAL TECHNOLOGY, WHICH COULD HAVE A SIGNFICANT MATERIAL ADVERSE EFFECT ON THE COMPANY SHOULD THERE BE A TERMINATION OF AN AGREEMENT AND THE COMPANY DERIVED 47 PERCENT OF ITS TOTAL REVENUES FOR THE 9 MONTHS ENDING MARCH 31, 2012 THROUGH ITS RELATIONSHIP WITH SAID COMPETITOR, EDUCATOR GROUP PLANS D/B/A EQUITA MORTGAGE GROUP AND SENIOR ADVISOR SERVICES, INC. WE ARE CURRENTLY DEPENDENT UPON THIS RELATIONSHIP FOR MOST OF OUR PRODUCT OFFERINGS.

5. Please expand this risk factor and elsewhere as appropriate to disclose the percentage of your total revenues for the nine months ended March 31, 2012 derived through your relationship with Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services.

 RESPONSE: We have amended the subcaption on page 11 to read as follows:

THE COMPANY IS CURRENTLY CONTRACTED WITH A COMPETITOR TO UTILIZE THE COMPETITOR’S DESIGNATED CARRIER NETWORK, LEAD GENERATION AND OPERATIONAL TECHNOLOGY, WHICH COULD HAVE A SIGNFICANT MATERIAL ADVERSE EFFECT ON THE COMPANY SHOULD THERE BE A TERMINATION OF AN AGREEMENT AND THE COMPANY DERIVED 47 PERCENT OF ITS TOTAL REVENUES FOR THE 9 MONTHS ENDING MARCH 31, 2012 THROUGH ITS RELATIONSHIP WITH SAID COMPETITOR, EDUCATOR GROUP PLANS D/B/A EQUITA MORTGAGE GROUP AND SENIOR ADVISOR SERVICES, INC. WE ARE CURRENTLY DEPENDENT UPON THIS RELATIONSHIP FOR MOST OF OUR PRODUCT OFFERINGS

“Our Prior Relationship with Donald Klein and KCM Holding Corporation represents a material risk to the Company .. . .,” page 13

6. We note your response to our prior comment 3. In your revised disclosure, you initially state that 40 individuals purchased a total of 100,000 shares or traded services for shares at your June 2010 meeting but you then state that 35 people purchased shares and 10 traded services for shares. Please reconcile this discrepancy.

RESPONSE: - We have reconciled this discrepancy by changing the typographical error from 35 to 30 on page 13.

Selling Security Holders

Description of Oral Agreements, page 17

7. You disclose on page 18 that you issued an additional 200,000 shares to Fred Potter and an additional 1,500,000 shares to Rudolph J. Renda for services rendered from July 29, 2009 through June 5, 2012. Please revise your disclose to explain the additional services that were rendered in exchange for these shares. Please also disclose the aggregate amount of any additional shares which you have agreed to issue, but have not yet issued.

RESPONSE: - We have revised the disclosure on page 17 by adding the following:

•	Mr. Potter and Mr. Renda have contributed substantially more of their time on a day to day basis than was originally contemplated for the period from July 29, 2009 through June 5, 2012; therefore, the board of directors agreed to issue them each additional shares of common stock. The Company has not agreed to issue any additional shares at the present time.

The Business

Business Model, page 24

8. We note your response to our prior comment 4. Please remove the sentence “(t)he Company currently has 20 such agreements with the insurance carriers” and amend this paragraph and the one preceding it to clarify that you market most of your products only when acting as an agent of Educator Group Plans d/b/a Equita Mortgage Group and, in that capacity, that your agents are in fact sub-agents of Educator Group Plans d/b/a Equita Mortgage Group. For example, you should state, if true, that any application submitted to your office is then submitted to the office of Educator Group Plans d/b/a Equita Mortgage Group prior to being submitted to the insurance carrier for approval.

RESPONSE:

•	We removed the sentence “(t)he Company currently has 20 such agreements with the insurance carriers”

•	We amended this paragraph and the one preceding it by adding “we market most of our products only when acting as an agent of Equita and, in that capacity, our agents are in fact sub-agents of Equita. All applications of carriers that we directly contract with are submitted to our office and then are submitted to Equita prior to being submitted to the insurance carriers for approval.”

9. Please state in your disclosure that the carrier relationships of Educator Group Plans d/b/a Equita Mortgage Group are subject to change, as is the sole carrier relationship you have formed.

 RESPONSE:

•	We added the sentence “the carrier relationships of Equita are subject to change, as is the sole carrier relationship we have formed.”

Lead Generation, page 26

10. We note your response to prior comment 6. Please expand your disclosure here and in the section “Certain Relationships and Related Transactions” to disclose the amount of revenue that was derived through your agreement with Educator Group Plans d/b/a Equita Mortgage Group in the nine months ended March 31, 2012 and the year ended December 31, 2011.

 RESPONSE:

•	We expanded our disclosure here and in the section “Certain Relationships and Related Transactions” to disclose that the total amount of revenue that was derived through our agreement with Educator Group Plans d/b/a Equita Mortgage Group in the nine months ended March 31, 2012 was $827,747 and that the total amount of revenue derived through our agreement with Educator Group Plans d/b/a Equita Mortgage Group in the year ended December 31, 2011 was $311,961.

Memberships, page 26

11. We note your response to prior comment 7. Your revised disclosure appears to have been prepared for your agents and prospective agents. Please amend this section to clearly explain to your investors, who are lay readers, what each specific program, call, plan, etc. represents.

RESPONSE:

•	We amended this section to read in its entirety as follows:

Memberships

In addition to renting leads, the Company also sells premium membership packages. There are five different membership packages available to agents ranging from $0.00/month to $159.99/month. The Company memberships and benefits are outlined below and various Company Calls and other specific programs are defined further below the memberships.

BASIC MEMBERSHIP

Cost: $0.00/Month

All agents are issued a Basic membership when contracted and then have the ability to voluntarily upgrade to a paid membership plan (Executive, Entrepreneur, Partner or Founder Membership) at their discretion. A Basic membership guarantees an agent the following benefits:

•	Contracting with Company insurance carriers
•	Participation in the National Conference Call (defined below)
•	Invitation to all Company events and conferences (described below)
•	Allowed to rent “B” Leads
•	Mentorship and training from immediate manager only

EXECUTIVE MEMBERSHIP

Cost: $24.99/Month

An Executive membership guarantees an agent the following benefits:

•	All benefits of the Basic membership
•	Allowed to rent all Leads
•	Access to a telephone sales support helpline offering personalized support for agents to assist with clients.
•	Access to an assigned sales support manager to answer sales questions and administrative needs.
•	For a $500.00 deposit, an Executive member can request that the Company directly mail letters to new home owners and/or senior citizens to generate new direct mail response leads.
•	Access to a customized website template to help with recruiting new agents into their agent network.
•	Access to additional training materials, scripts, and training videos.

ENTREPRENEUR MEMBERSHIP

Cost: $59.99/Month

An Entrepreneur membership guarantees an agent the following benefits:

•	All benefits of the Executive membership
•	An Entrepreneur member can request that the Company directly mail letters to new home owners and/or senior citizens to generate new direct mail response leads and the Entrepreneur member is not required to deposit $500.00.

PARTNER MEMBERSHIP

Cost: $99.99/Month

A Partner membership guarantees an agent the following benefits:

•	All benefits of the Entrepreneur membership
•	Invitation to all Company events and conferences at 10% off cost where applicable.
•	50% discount on Final Expense “B” Leads.
•	The Partner member receives a $10.00/month commission for each agent recruited by the Partner member who signs up for the Partner membership.
•	The Partner member receives 5 free leads for every 5 new business applications submitted to the Company each month.

FOUNDER MEMBERSHIP

Cost: $159.99/Month

A Founder membership guarantees an agent the following benefits:

•	All benefits of the Partner membership
•	“A” Leads discounted to $19/lead with an exclusive 10-day rental.
•	The Founder member receives a $12.00/month commission for each agent recruited by the Founder member who signs up for the Founder membership.

Specific Programs:

Group Company Calls

The Company features daily and weekly training calls for our agents to learn valuable information, news, training, motivation, agent achievement and recognition. Every weekday our agents can participate in a morning motivational call. During the week there are numerous training calls on orientation, product training, team building, recruiting,

National Conference Call: The national call reviews the progress companywide of individual agents and top agencies. On this call, agents can expect updates on carrier news and changes. The host announces new agents, the top 10 individual producers, the top 3 agencies, and the top recruiter for the week.

Area Lead Deposit The Company does a custom direct mail drop for its agents each week. As clients respond to and return the mailers, the leads are distributed daily to the agents.

Advanced Boot Camp Training Boot Camp is geared toward training our licensed and contracted agents in a two-day, 20 hour classroom course. The agent will receive software, learn the products, agent guides, how to make applications, appointment setting and role play training.

Company Events and Conventions

UNIQUE UNDERWRITERS UNIQUE -LIVE! Meetings The Company has opportunity meetings happening across the country called Unique-LIVE! where agents can come and learn first-hand about the Company from actual agents, managers and leaders. There are multiple meetings happening every week across the country.

2012 BOLD LEADERSHIP CONFERENCE The annual Company Corporate Event was held in Colleyville, TX at the Colleyville Center on April 30, 2012. This conference emphasized agency planning, individual and team training and adding structure to the agent’s business. The agenda featured the best producers at the Company sharing their strategies and personal insights on how to grow their businesses.

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, pages 36 and 50

12. Regarding your revised revenue recognition policy in response to our comment nine, please address each of the following:

•	Your lead sales revenue policy indicates that you recognize revenue when one of your agents submits an order to “purchase” leads. Disclosure elsewhere in the filing indicates that leads are “rented” for 30 days. Please revise and clarify your accounting policies for purchasing and renting leads throughout your filing for consistency;

RESPONSE:

•	We have revised pages 36 and 50 and throughout the filing by clarifying our accounting policy that we recognize revenue when an agent “rents” leads.

•	Disclose how you account for your “Area Lead Request Deposit” upon receipt. Clarify if the deposit represents the leads request for only one week or it is for a period greater than one week. Clarify how revenue is recognized when the deposit is for a period greater than a week; and

•	Clarify how you recognize revenue related to your various membership plans that are available to agents, including your accounting for deposits received upon membership.

RESPONSE:

•	We have revised pages 36 and 50 and clarified our accounting policy as follows:

The lead sales revenue is recognized when one of our agents submits an order to rent leads and simultaneously their credit card is processed and the leads are distributed to them. The Company recognizes revenue when the agent submits an order to rent the leads for 30 days. After thirty days the leads become available for rental to another agent. Leads may be rented multiple times at decreasing rates due to the lead’s age and number of times it has been rented. The Area Lead Request Deposit is deposited in our UUI corporate account and is not escrowed and the Area Lead Request Deposit is recognized as income the day said deposit is so deposited. The Area Lead Request Deposit revenue is recognized when one of our agents submits an order for a weekly mailing to receive leads weekly and the Area Lead Request Deposit represents the leads request for 90 days from the day of the deposit. The deposit is the agent’s commitment to rent the specified number of leads they requested each week. This deposit is fully refundable after 30 days of notice to cancel the Area Lead Request. Membership revenue recognition occurs when an agent registers for one of our websites online and submits their payment information; the agent must give 30 days notice of request to cancel their membership. We recognize revenue related to our various membership plans as income the day the deposited membership fees clear in our corporate account.

Executive Compensation, page 64

13. Please update your disclosure to provide the executive compensation disclosure required for the fiscal year ended June 30, 2012.

RESPONSE: We have updated our disclosure by amending the SUMMARY COMPENSATION TABLE on page 64 to reflect that Samuel Wolfe and Ralph Simpson was each paid $130,000 in salary for the year 2012, through June 30, 2012.

Exhibit 23.1

14. Please provide an updated consent from your independent registered public accounting firm.

RESPONSE: Updated consent attached.

Very truly yours,

Signed by Samuel Wolfe, CEO UUI

cc: Sasha Parikh, SEC

Gus Rodriguez, SEC

Jennifer Riegel, SEC